SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

PROFIT SHARING AND RETIREMENT PLAN OF
CENTEX CORPORATION

(Full title of plan)

Commission File No. 1-6776	Commission File Nos. 1-9624 and 1-9625, respectively

CENTEX CORPORATION	3333 HOLDING CORPORATION and CENTEX DEVELOPMENT COMPANY, L.P.

2728 N. Harwood Dallas, Texas 75201 (Name of issuer and address of principal executive offices)	2728 N. Harwood Dallas, Texas 75201 (Name of issuer and address of principal executive offices)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Profit Sharing and Retirement Plan of Centex Corporation
As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

Profit Sharing and Retirement Plan of Centex Corporation

Financial Statements and Supplemental Schedule

 As of December 31, 2002 and 2001,
and for the Year ended December 31, 2002

Report of Independent Auditors

The Administrative Committee
Profit Sharing and Retirement Plan of Centex Corporation

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Centex Corporation as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Dallas, Texas
May 22, 2003

Profit Sharing and Retirement Plan of Centex Corporation

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments in Centex Master Trust	$289,237,453	$297,711,791
Participant loans	2,898,666	2,738,734

Net assets available for benefits	$292,136,119	$300,450,525

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions (decreases):
Company contributions	$27,138,998
Participant contributions	31,165,121
Rollovers	3,465,498
Interest in Centex Master Trust investment loss	(42,705,784)

Net additions	19,063,833

Deductions:
Distributions to participants	26,667,916
Administrative expenses	145,014

Total deductions	26,812,930

Transfer out to the Profit Sharing and Retirement Plan of Centex Ventures	(565,309)

Net decrease	(8,314,406)
Net assets available for benefits:
Beginning of year	300,450,525

End of year	$292,136,119

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Profit Sharing and Retirement Plan of Centex Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established March 1, 1954 and amended and restated effective January 1, 2001, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the Company) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and the certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company.

Eligible employees participate in profit sharing on the earlier of January 1 or July 1 after completing one year of service, as defined. All employees of Participating Employers are eligible to participate provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees, or provided the employee is not compensated on a commission basis and not paid in fixed amounts at regular intervals. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire or the end of any Plan year thereafter.

Transfers out to the Profit Sharing and Retirement Plan of Centex Ventures were due to the creation of a new plan to group affiliated business arrangements.

Contributions

The Plan permits participants to contribute up to 15% of their compensation (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total additions to a participant’s account are limited to a maximum of 25% of compensation (up to a maximum of $40,000) for 401(k) contributions, Participating Employers’ contributions and voluntary (after-tax) contributions on a combined basis.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and salary. Participating employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. Forfeitures may be used to reduce participating employer matching contributions, participating employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $1,465,434 were used to reduce employer contributions and pay administrative fees for the year ended December 31, 2002.

Participants direct the investment of their accounts into a variety of Registered Investment Company funds or the Centex Common Stock Fund (the CCSF).

Participants may allocate up to 15% of participating employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Vesting

The Plan has several vesting options based upon a participant’s Participating Employer. Participants should refer to the Plan document for a more complete description of these provisions.

Loans

Active participants may borrow up to 50% of the vested portion of their accounts with Committee authorization and for specific events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are generally repayable to the Plan within five years. Interest rates ranged from 6.25% to 11.50% at December 31, 2002.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides that, in the event of termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Valuation of Investments

The Centex Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of other plans sponsored by Centex Construction Products, Inc. and Centex Corporation (Affiliate Plans.) The Plan and Affiliate Plans have an undivided interest in the Master Trust.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of the CCSF are valued at the quoted market price in an active market. Participant loans receivable and short-term investments are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2002, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plans.

Payment of Benefits

Benefits are recorded when paid.

3. Interest in the Master Trust

At December 31, 2002, the Plan’s interest in the net assets of the Master Trust was approximately 91%. Investments held in the Master Trust as of December 31, 2002 and 2001, were as follows:

	2002	2001

Registered Investment Companies	$282,885,787	$290,052,367
Centex Common Stock Fund	30,849,679	34,051,484
Centex Construction Products, Inc. Common Stock Fund	1,527,398	1,528,354
Participant Loans	3,127,178	3,062,292

Total	$318,390,042	$328,694,497

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

Investment income (loss) in the Master Trust for the year ended December 31, 2002, was as follows:

Net depreciation in registered investment companies	$(44,600,092)
Net depreciation in Centex Common Stock Fund	(3,950,272)
Net appreciation in Centex Construction Products, Inc. Common Stock Fund	168,214
Dividend and interest income	2,373,143

$(46,009,007)

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. However, the plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

6. Reconciliation to Form 5500

As of December 31, 2002 and 2001, the Plan had $171,665 and $359,160, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company:

	December 31

	2002	2001

Net assets available for Plan benefits per the financial statements	$292,136,119	$300,450,525
Amounts allocated to withdrawing participants	(171,665)	(359,160)

Net assets available for Plan benefits per Form 5500	$291,964,454	$300,091,365

The following reconciles distributions paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2002:

Distributions paid to participants per the financial statements	$26,667,916
Less: Amounts allocated to withdrawing participants at December 31, 2001	(359,160)
Add: Amounts allocated to withdrawing participants at December 31, 2002	171,665

Distributions paid to participants per Form 5500	$26,480,421

7. Subsequent Event

On May 16, 2003, the Board of Directors of the Company approved a 2003 employee profit sharing contribution to the Plan in the amount of $28,425,468, which was remitted to the Master Trust in May of 2003.

Supplemental Schedule

Profit Sharing and Retirement Plan of Centex Corporation

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)

EIN#: 75-0778259
Plan #: 001

December 31, 2002

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par, or Maturity Value	Cost	Current Value

*	Participant loans	Interest rates from 6.25% to 11.50%	$ —	$2,898,666

			$ —	$2,898,666

*	Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

Date: June 24, 2003	By:	/s/ Michael S. Albright

Michael S. Albright Member, Administrative Committee

INDEX TO EXHIBITS

Profit Sharing and Retirement Plan of Centex Corporation

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith.